Rumble Inc.
444 Gulf of Mexico

Longboat Key, Florida 34228

April 13, 2026

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Matthew Derby

Re:	Rumble Inc. Registration Statement on Form S-4 (Registration No. 333-295008)

Dear Mr. Derby:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Rumble Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-4 be accelerated to April 14, 2026 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

The disclosure in the referenced filing is the responsibility of the Registrant. The Registrant represents to the Securities and Exchange Commission (the “Commission”) that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it may not assert this action or staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Should you have any questions regarding any of the foregoing, please do not hesitate to contact Sean M. Ewen of Willkie Farr & Gallagher LLP, our legal counsel, at (212) 728-8867.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

RUMBLE INC.

By:	/s/ Mike Masci
Name:	Mike Masci
Title:	Chief Financial Officer

cc:	Russell L. Leaf, Esq., Willkie Farr & Gallagher LLP Sean M. Ewen, Esq., Willkie Farr & Gallagher LLP